Exhibit (a)(1)(E)
Subject: Exchange Program election confirmation
Dear CME Employee:
Your Exchange Program election has been recorded as follows:
CONFIRMATION DETAILS TABLE
If you have submitted your election electronically, we strongly encourage you to print this page and keep it for your records.
You can change or withdraw your election at any time before the expiration of the Exchange Program offering period by following the instructions on the Exchange Program website at https://cme.equitybenefits.com, before the Exchange Program ends at 5:00 p.m., Central European Summer Time, on June 25, 2013. After the Exchange Program ends, you cannot change or withdraw your election and the last properly submitted election that we received from you prior to the deadline will be your sole valid election.
If you have questions regarding the Exchange Program process or access to the website, please contact the CME Option Exchange by email at optionexchange@cme.net.
The complete terms and conditions of the Exchange Program are described in the “Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units”, dated as of May 24, 2013 which you can access at http://cme.equitybenefits.com.
Key legal disclosure
You should carefully read the information located on the Exchange Program website. You are encouraged to consult with your own outside tax, financial and legal advisors before you make any decisions regarding participating in the Exchange Program. Participating in the Exchange Program involves risks that will be discussed in the materials you will be provided. No one from CME or any other entity associated with CME is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.
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